October 24, 2006

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

> **Re:** **Highbury Financial Inc.**
> **Amendment No. 3 to Proxy Statement on**
> **Schedule 14A**
> **Filed October 13, 2006**
> **File No. 000-50781**

Dear Mr. Foote,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two of our letter dated October 6, 2006. In the appropriate section, please revise to discuss the rationale for entering into the transaction without having determined the value of the acquired business or doing research of comparable companies and transactions. For instance, please revise to clarify if you were bound when the asset purchase agreement was entered into. Clarify if there were any contractual outs associated with further research and a determination of value on your part. Provide clear disclosure throughout the prospectus to indicate that management did not provide a detailed valuation model or determine a specific valuation at the time the transaction was entered into.

2. We note your response to comment four of our letter dated October 6, 2006. We note that the assets under management have once again decreased. In the appropriate sections, please revise to quantify the assets under management at the "high point" and when the asset purchase agreement was entered into.

3. In connection with the preceding comment, we note that Bruce Cameron was also privy to the previous attempts to sell the target business with UBS. If Mr. Cameron was aware of the assets under management during that time as well as the sale price of the target business, please revise to disclose such information or affirm in the proxy that he was not aware of such information.

4. It has been indicated that if you do not consummate this business combination that you will not be able to continue with your business plan to search for another target. Considering the time that has expired since the consummation of your IPO, please revise to clearly disclose how you have spent enough of the funds not held in trust that would preclude you from looking for another target.

5. We note that the conversion price is again above the market price for the common stock. Provide clear disclosure regarding this possibility and the impact this could have upon the transaction.

6. We note the disclosure on page 18 relating to the fairness opinion. In particular, the statement that "Capitalink has informed us that its duties in connection with its fairness opinion extend to Highbury's board of directors. Capitalink would likely assert the substance of this view as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than Highbury's board of directors with respect to the opinion and its related financial analyses…." This disclosure appears to indicate that the fairness opinion may not be relied upon by investors. As stated in prior comment seven of our letter dated October 6, 2006, this appears to contradict the fact that the opinion was prepared in connection with its use in the proxy statement and the statement in the fairness opinion consenting to the use and inclusion of the fairness opinion in connection with the proxy statement. We note similar disclosure on page 89. We may have further comment.

7. We reissue prior comment 18 of our letter dated October 6, 2006. Please disclose the natural person(s) that would be deemed the control person(s) of the shares held by Wellington Management Company. We direct your attention to Instruction 3 to Item 403 of Regulation S-K. Also, in light of the note, please revise the footnote relating to Sapling LLC/Fir Tree Recovery Master Fund LP.

8. We reissue prior comment 22 of our letter dated October 6, 2006. We continue to note the affiliation between the officers and directors of Highbury and Berkshire Capital. Please explain the statement that "promptly following the consummation of Highbury's IPO, Highbury consulted Berkshire Capital." We note in particular that Mr. Cameron is president and CEO of Berkshire Capital and we also note that Mr. Cameron had already had communications with the target business through Berkshire Capital prior to the completion of the Highbury IPO.

9. We note your disclosure that based upon the valuation of Highbury's manager membership interest in Aston, the transaction meets the 80% test. Please provide clear, detailed disclosure of the valuation based upon Highbury's manager membership interest, the method(s) used to determine the valuation, and how the 80% test was determined to be met. We may have further comment.

10. We note your response to prior comment 26 of our letter dated October 6, 2006. We also note the list of factors disclosed on page 81 explaining why sellers found you attractive and sold to you at a price that is less than the fair market value. Please revise to clarify whether the factors themselves affect the fair market value of the target business. For instance, if an asset was priced at $X, could factors such as retention of employees and restrictions on the merger of the assets cause the value to be reduced? Also, explain how the "flexible solution to an almost year-long sale process" was seen as a factor in the beneficial price to Highbury and whether this was an indication of the seller's inability to sell the target business at the current or higher price?

Unaudited Pro Forma Condensed Combined Financial Statements, page 25

11. The expected impact of various agreements has been included in pro forma adjustments to present information as if these agreements were carried out in previous reporting periods. Specifically:
    *   Pro forma adjustment (p) adjusts revenue for services provided to AAAMHI related to mutual funds other than Target Funds. This adjustment increases the revenue recorded in the historical financial statements to an amount equal to a new fee rate applied to the amount of assets under management during the historical periods. The new fee rate was apparently agreed to on September 1, 2006.
    *   Pro forma adjustment (q) adjusts the distribution and sub-advisory fees line item by applying newly negotiated rates to historical revenues.
    *   Pro forma adjustment (r) records compensation expense for the difference between operating expenses in the historical financial statements and an amount equal to 72% of gross revenues, an amount included in the April 2006 limited liability company agreement and applied to revenue in the historical financial statements.

This presentation of forward looking information appears to be a projection and not an objective of Article 11 of Regulation S-X. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A. Please revise to eliminate these pro forma adjustments and to present this information separately and in accordance with Item 10 of Regulation S-K.

12.   Please revise to clarify if you have filed the Administrative, Compliance and Marketing Services Agreement dated September 1, 2006, and discussed on pages 39 and 68, as part of the annexes. If not, please clarify why it is not part of the annexes and provide us with a copy of the agreement for review. Also, if you contend that it should not be part of the annexes, please confirm that it would be filed with the 8-K to be filed at a later date.

13.   We note that the $2,197,656 adjustment to minority interest on pages 30 and 31 appears to be due to pro forma adjustment (v) rather than (x) and (y).

Management Analysis, page 83

14.   We note your response to prior comment 30 of our letter dated October 6, 2006 and the additional disclosure on page 84. We continue to note that based on historical data, at higher level of assets under management, Aston would not have been able to pay 18.2% of its revenues to you. Please revise to disclose such. While the distributions are allocated to you first, cost and expenses would have to be covered. It appears you are basing the availability of the revenue figures disclosed in this section on the modifications to the sub-advisory agreements. Please revise to highlight that here and clarify how such changes in fees would yield the $7.6 and $5.1 million dollar figures here.

Plan of Operations, page 114

15.   We note your response to comment 40 of our letter dated October 6, 2006 and the disclosure on pages 116 and 122. Please revise to provide more detail as your shareholders are also voting to remain with you. Revise to explain how additional acquisitions would be consummated. Will you likely complete additional acquisitions through the issuance of shares or incurring debt?

Management's Discussion and Analysis, page 134

16.   On pages 134 and F-15, you state allocations of corporate expenses are "based on percentage estimates of usage or costs incurred by the acquired business." Please expand the discussion in MD&A and Note 1 to the financial statements to discuss the specific allocation methodology for material components of corporate expenses, including allocation bases and other significant information.

17.   Consider preceding your current discussion of the valuation of the Aston management members' interest with a brief explanation of the transaction and accounting treatment. We note this discussion is provided on page 15. However, it would be useful to provide context to the disclosure on page 134, as well.

18.   Please tell us if you considered any objective evidence in your determination of the market value of the membership interests, such as a recent appraisal by a reputable valuation expert independent of the transaction.

19.   Please expand the second paragraph regarding "Valuation of Aston Management Members' Interest" on page 134 to clarify what factors management considered from their extensive experience, and how they were used to estimate Highbury's cost of capital at 40%.

20.   Please explain how the discounts for lack of control and marketability are relevant to the income approach used to value the LLC. Explain how the related contract terms affect the cash flows used in the income approach and result in disproportionate returns to the Aston management members.

21.   You state the discount for lack of control is "based on a survey of the 30-day premiums paid in recent acquisitions of publicly traded investment management companies." Explain exactly how the amount of 25% was determined and provide us with schedules of the calculations and underlying data.

22.   Explain how your method of determining the magnitude of the discount for lack of marketability represents objective support. Explain how your examination of trading volatility, estimated costs of equity capital and other characteristics of investment management stocks relates to your analysis. Explain how calculations based on a "hypothetical private investment management firm" are relevant.

23.   Please describe the "probabilistic analysis" used in your calculation of the discount for potential termination. Clarify whether all termination decisions must be agreed to by the Aston management committee and tell us how you considered this in your analysis. Provide us with schedules of the calculations and data underlying the 19% discount.

Note 2 – Initial Public Offering, page F-30

24.   It is not clear how Highbury estimated the fair value of its derivative warrant liability based upon a survey of initial trading prices of 28 similar public publicly traded blank check companies. Please revise the first paragraph on page F-30 to so state.

Form 8-K filed for the period September 7, 2006

25. We note on page 16 of the shareholder presentation that the pro forma net income for the six months ended June 30, 2006 was disclosed at $2.5 million instead of a negative $3.1 million as disclosed in the proxy. Please advise us of the efforts made to correct the noted inconsistency.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the financial statements may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Ann Chamberlain
        Fax # (212) 702-3624